

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Stephen M. Lochmueller
Chief Executive Officer
Lightyear Network Solutions, Inc.
1901 Eastpoint Parkway
Louisville, KY 40223

> **Re: Lightyear Network Solutions, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed June 4, 2013**
> **File No. 000-24835**

Dear Mr. Lochmueller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Fairness of the Transaction, page 31

1. We note the description of the fairness opinion prepared by Burnham Securities. We further note that Burnham relied on projections when preparing the fairness opinion. Please revise your description of the fairness of the transaction to disclose the projections and forecasts provided to Burnham by Lightyear.

Annex C, page C-4

2. We note the statement that "this Opinion is solely for the information of the Special Committee" in the fairness opinion provided by Burnham Securities Inc. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Burnham's belief that shareholders cannot rely upon the opinion to support any claims against Burnham arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential

defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Burnham would have no effect on the rights and responsibilities of either Burnham or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director